SECURITIES AND EXCHANGE COMMISISON
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                              DATATEC SYSTEMS, INC.
                              ---------------------
                                (Name of issuer)

                     Common Stock, $001 par value per share
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                          Title of class of securities)

                                   238128 10 2
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                                 (CUSIP number)

                              CHRISTOPHER J. CAREY
                            c/o DATATEC SYSTEMS, INC.
                                20C Commerce Way
                            Totowa, New Jersey 07512
                                 (973) 890-4800
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 24, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement in Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  NOTE. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
                             Exhibit Index on Page 6
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((1)     The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP No. 238128 10 2                    13D                   Page 2 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      CHRISTOPHER J. CAREY
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY
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     4          SOURCE OF FUNDS*
                      OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION
                      USA
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             3,318,371(1)(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         45,000(1)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         3,318,371(1)(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         45,000(1)
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                      3,363,371(1)(2)
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      11.6%
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     14         TYPE OF REPORTING PERSON*
                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(1)      Includes (i) 195,353  shares  issuable upon exercise of options held by
Mr. Carey, (ii) 15,000 shares and 30,000 options held by a limited liability company of which Mr. Carey is a member, (iii) 96,296 shares held by the Amy Carey GRAT, a trust formed for the benefit of Mr. Carey's daughter, and (iv) 96,296 shares held by the Christopher Carey GRAT, a trust formed for the benefit of Mr. Carey's son. Mr. Christopher Carey has full voting and dispositive power over all such shares, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife.

(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, as to which Mr. Carey disclaims beneficial ownership, and 75,000 options, which are not exercisable within 60 days of this Amendment No. 1.

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CUSIP No. 238128 10 2                    13D                   Page 3 of 6 Pages
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                  This Amendment No. 1 amends the Schedule 13D dated October 31,
1996, (the "Schedule 13D"), filed by Christopher J. Carey ("Mr. Carey"), Amy Carey GRAT and Christopher Carey GRAT. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. Only those items anmended hereby are included herein.

Item 1.  SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of Datatec Systems, Inc., formerly known as Glasgal Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20C Commerce Drive, Totowa, New Jersey 07512.

Item 2.  IDENTITY AND BACKGROUND.

                  (b) The principal business address of each Reporting Person is c/o Datatec Systems, Inc., 20C Commerce Way, Totowa, New Jersey 07512.

                  (c) The principal business of Mr. Carey is President of the Issuer. Mr. Carey is also President and Chief Executive Officer of Datatec Industries Inc., a wholly owned subsidiary of the Issuer.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 29,064,670 shares of the Issuer's Common Stock outstanding as of July 31, 1998. Mr. Carey currently beneficially owns 3,363,371(1)(2) shares of the Issuer's Common Stock representing approximately 11.6% of the shares of the Issuer's Common Stock issued and outstanding as of July 31, 1998. As of the date hereof, each of the Trusts beneficially owns 96,296 shares of the Issuer's Common Stock, representing less than 1% of the Issuer's Common Stock issued and outstanding as of the such date.

                  (b) Mr. Carey currently has the sole power to vote and dispose of all of the shares of the Issuer's Common Stock referred to in paragraph (a) above, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife.

                  (c) The following table sets forth the transactions in Shares by Mr. Carey during the past 60 days. Unless otherwise indicated, all such transactions took place on the Nasdaq Small-Cap Market.


--------
(1) Includes (i) 195,353 shares issuable upon exercise of options held by Mr. Carey, (ii) 15,000 shares and 30,000 options held by a limited liability company of which Mr. Carey is a member, (iii) 96,296 shares held by the Amy Carey GRAT, a trust formed for the benefit of Carey's daughter, and (iv) 96,296 shares held by the Christopher Carey GRAT, a trust formed for the benefit of Carey's son. Carey has full voting and dispositive power over all such shares, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife.

(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, as to which Mr. Carey disclaims beneficial ownership, and 75,000 options, which options have not vested.

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CUSIP No. 238128 10 2                    13D                   Page 4 of 6 Pages
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         Shares of                Sale Price Per
        Common Stock                  Share                  Date of Sale
------------------------       ------------------      -------------------------

           3,000                      $2.50                 Sept. 23, 1998

           3,000                      $2.53                 Sept. 23, 1998

           4,000                      $2.59                 Sept. 23, 1998

           7,000                      $2.63                 Sept. 23, 1998

           6,000                      $2.66                 Sept. 23, 1998


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On September 24, 1998 Mr. Carey and the Issuer entered into a Lock-Up Agreement pursuant to which Mr. Carey agreed that for a period of one year following the date of the Agreement he would not sell, offer to sell, or contract to sell any shares of the Issuer's Common Stock, or any options or warrants to purchase such Common Stock including shares owned by his wife or any of his children or other affiliates or associates. Notwithstanding the foregoing, Mr. Carey will be permitted to sell up to 250,000 shares of the Common Stock following the Issuer's public announcement of its quarterly results of operations for three months ending October 31, 1998 subject to the rights of a named third party to purchase for its account or to sell for Mr. Carey's account such shares at the then current market price during the first five days following the announcement. Notwithstanding the foregoing, during the lock-up period Mr. Carey may sell Common Stock for a purchase price equal to $10 per share or more and he may transfer shares of Common Stock as a gift or pursuant to the laws of descent and distribution.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Lock Up Agreement dated September 24, 1998.

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CUSIP No. 238128 10 2                    13D                   Page 5 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 1998

                                            /S/ CHRISTOPHER CAREY
                                            ------------------------------------
                                                CHRISTOPHER CAREY

                                            AMY CAREY GRAT



                                            By: /S/ CHRISTOPHER CAREY
                                                --------------------------------
                                                    Christopher Carey, Trustee

                                            CHRISTOPHER CAREY GRAT



                                            By: /S/ CHRISTOPHER CAREY
                                                --------------------------------
                                                Christopher Carey, Trustee

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CUSIP No. 238128 10 2                    13D                   Page 6 of 6 Pages
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                                  EXHIBIT INDEX


EXHIBIT                                                                  PAGE



1.       Lock Up Agreement dated September 24, 1998.                       6